U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                 SEC FILE NUMBER
                                     0-21903

 NOTIFICATION OF LATE FILING                      CUSIP NUMBER
                                                  671009 10 8


            (Check One:)

|x| Form 10-K and 10-KSB |_| Form 20-F |_| Form 11-K |_| Form 10-Q and 10-QSB |_| Form N-SAR

        For Period Ended:    March 31, 2000
[ ] Transition Report on Form 10-K
[ ] Transition  Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
        For the Transition Period Ended:

           Read the attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION
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Full Name of Registrant

 ORA ELECTRONICS, INC.
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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)
9410 OWENSMOUTH AVENUE
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City, State and Zip Code
CHATSWORTH, CALIFORNIA  91311
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PART II -- RULES 12b - 25(b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|X|    (a)    The reasons  described in  reasonable  detail in Part III of this form  could  not be  eliminated  without  unreasonable  effort or expense;
|X|    (b)     The subject annual  report,  semi-annual  report,  transition report on Form  10-K,  Form  20-K,  Form  11-K,  Form  N-SAR or a
               portion thereof will be filed on or before the fifteenth calendar day following the prescribed  due date; or the subject  quarterly report or transition  report on Form 10-Q or portion thereof will be filed on or  before  the  fifth  calendar  day  following  the prescribed due date; and
| |    (c)     The  accountant's  statement  or other  exhibit  required by Rule
               12b-25(c) has been attached if applicable.

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PART III -- NARRATIVE
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State below in reasonable detail the reasons why Form 10-K and 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N- SAR, or the transition report or portion thereof could not be filed within the prescribed period.

DUE TO A CHANGE IN CONTROL OF THE REGISTRANT IN MAY 2000, ADDITIONAL TIME IS NECESSARY TO COMPLETE THE FORM 10-K.

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PART IV -- OTHER INFORMATION
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        (1) Name and telephone number of person to contact in regard to this notification.

William Barnett                              (818)              789-2688
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(Name)                                     (Area Code)       (Telephone Number)

        (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                             |X| Yes               |_| No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                              |X| Yes               |_| No


REVENUES DECREASED BY APPROXIMATELY $10,100,000 OR 75% DURING FISCAL YEAR ENDED MARCH 31, 2000 AS COMPARED TO FISCAL YEAR ENDED MARCH 31, 1999. AS A RESULT, THE COMPANY INCURRED A REDUCTION IN GROSS PROFIT OF APPROXIMATELY $6,600,000 IN 2000 AS COMPARED TO 1999, WHICH GENERATED A NET LOSS OF APPROXIMATELY $6,400,000 IN 2000 AS COMPARED TO A PROFIT OF $42,943 IN 1999.

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                              ORA ELECTRONICS, INC.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:    JUNE 29, 2000                          By:  /s/ JOHN M. BURRIS
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                                                         John M. Burris